Exhibit 16

July 29, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We served as the principal accountants for Uroplasty, Inc. and, under the date of July 26, 2004, we reported on the consolidated financial statements of Uroplasty, Inc. as of and for the years ended March 31, 2004 and 2003. On June 4, 2004, we informed Uroplasty, Inc. that we declined to stand for reelection and that the client-auditor relationship with KPMG LLP would cease upon completion of our audit of Uroplasty, Inc.’s consolidated financial statements as of and for the year ended March 31, 2004, and the issuance of our report thereon. We have read Uroplasty, Inc.’s statements included under Item 8 of its Form 10-KSB for the fiscal year ended March 31, 2004, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP